(logo) Fidelity Investments®||||||||||||||||||||||||||||||||||||||||||||||||||||||||||	245 Summer Street Boston MA 02210 617-563-7000

||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||	March 14, 2014

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Fidelity Colchester Street Trust (the trust):
Government Portfolio Treasury Only Portfolio Treasury Portfolio (the funds)
File Nos. (002-74808) and (811-03320)
Post-Effective Amendment No. 67

Ladies and Gentlemen:

Pursuant to Rule 8b-16 under the Investment Company Act of 1940, as amended, Regulation S-T and Rule 485(a) under the Securities Act of 1933, as amended, (33 Act) transmitted herewith on behalf of the trust is Post-Effective Amendment No. 67 to the trust's current effective Registration Statement on Form N-1A. This transmission contains a conformed signature page, the manually signed original of which is maintained at the offices of the trust.

The principal purpose of this filing is to register a new class for the funds: Institutional Class for Government Portfolio, Treasury Only Portfolio, and Treasury Portfolio.

This filing contains the Prospectus and Statement of Additional Information for Government Portfolio, Treasury Only Portfolio, and Treasury Portfolio.

Please note that the cover page of the Prospectus and SAI contain the standard "red herring" legend called for by Rule 481 of Regulation C.

Pursuant to Rule 485(a), the trust elects an effective date of May 13, 2014. We request your comments by April 13, 2014.

Please contact Jamie Plourde at (817) 474-7037 in connection with any questions or comments regarding this filing.

||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||	Sincerely,

/s/ Jamie Plourde
Jamie Plourde
Legal Product Group